Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater to acquire Reldan, a US-based metals recycler, enhancing its exposure to the circular economy

Johannesburg, 9 November 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that it has entered into a purchase agreement to acquire the Reldan Group of Companies (Reldan). The acquisition is being concluded at an enterprise value of US$211.5m, with a cash purchase consideration payable of US$155.4m (the Transaction).

The Transaction is expected to close during the first quarter of 2024, subject to receipt of applicable regulatory approvals.

Overview of Reldan

Reldan is a Pennsylvania-based recycling group which reprocesses various waste streams, including industrial waste (semiconductor scrap, plating waste etc.) and electronic waste (mobile phones, tablets, etc.) to recycle green precious metals. For the 12 months ending December 2022, Reldan processed approximately 23mlbs of waste and produced 145koz of gold, 1.9Moz of silver, 22koz of palladium, 25koz of platinum, and 3.4mlbs of copper.

Reldan has a seasoned management team with over four decades of operational experience. In addition to its US operations, Reldan has established a presence in Mexico and India, where it has forged strategic joint ventures with local partners. In India, Reldan has a joint venture (JV) with Re Sustainability, one of Asia's leading integrated waste management organisations, enabling it to tap into the fast-growing market for precious metals recycling in India.

Reldan offers a proven platform and technology capable of processing a variety of waste streams. It boasts a strong suite of environmental certifications and authorizations, and long term established supplier networks. This enables Reldan to provide sustainable waste management solutions to its global customer base. For 2022, Reldan generated US$371 million revenue, US$42 million EBITDA, US$39m in earnings and US$28 million in free cash flow.

Further information on Reldan is available on its website: Precious Metal Refining & Metal Refinishing | RELDAN

Investment rationale

The acquisition of Reldan complements our US PGM recycling business in Montana and enhances our global exposure to the circular economy, providing a solid base for further expansion. Between Reldan (using gold equivalent ounces for silver) and the US PGM recycling business in Montana, around 170koz of secondary gold (based on Reldan's 2022 actual) and 400-450koz of secondary PGM production (based on US PGM 2023 recycling guidance and Reldan's 2022 actual platinum and palladium produced) will be produced.

The acquisition is expected to be value accretive and positively contribute to the Sibanye-Stillwater Group earnings and cash flow from day one.

Sibanye-Stillwater Chief Executive Officer Neal Froneman commented, "*The strategic acquisition of Reldan is a further pivotal step in our company's commitment to sustainability and our journey toward net zero. Reldan's exceptional environmental, governance, and safety standards position them as an industry leader, providing us with an exemplary platform to amplify our recycling efforts. We are excited to work alongside the Reldan management team and employees to seamlessly integrate and scale our operations, reinforcing our dedication to the advancement of green metals and recycling.*"

Categorisation of the transaction

The Transaction is not a categorised transaction under the JSE Limited Listings Requirements, and this announcement has been voluntarily released by Sibanye-Stillwater.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors and counsel
Financial Advisor: Goldman Sachs International
Legal Advisors: Davis Polk & Wardwell LLP

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, including the Transaction, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).